

Mail Stop 3561

January 29, 2010

Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, MA 02453

Re: **Steinway Musical Instruments, Inc.**
           Form 10-K for the fiscal year ended December 31, 2008
           Filed March 16, 2009
           Definitive Proxy Statement on Schedule 14A
           Filed April 28, 2009
           File No. 001-11911

Dear Mr. Hanson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michelle V. Lacko
Attorney-Advisor